Mail Stop 4561
								March 24, 2006

By U.S. Mail and Facsimile to (203) 772-0157

Peyton R. Patterson
President and Chief Executive Officer
NewAlliance Bancshares, Inc.
195 Church Street
New Haven, Connecticut  06510

Re:	NewAlliance Bancshares, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2005
      Filed February 28, 2006
	File No. 001-32007

Dear Ms. Patterson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Data, page 21
1. We note that you have presented various non-GAAP measures throughout your filing, including your pro forma measure of the efficiency ratio on page 22 and pro forma net earnings and pro forma net earnings per share on page 27. Please revise such presentations to address of the following:

a) Please tell us in detail how you considered the guidance of Item
10(e) of Regulation S-K as well as Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website as it applies to your exclusion of certain conversion and merger costs from your earnings measures. This guidance indicates that, absent management`s demonstration that measures excluding recurring items are useful to investors, such measures would be inappropriate. Please revise to demonstrate the usefulness of these measures to investors or eliminate them from your disclosures.

b) As part of your support for those measures, please tell us in detail the nature of the conversion and merger costs in these adjustments. Fully explain to us why these costs continue to be incurred after the closing of your acquisitions and whether you expect similar costs to be incurred in the future.

c) If you are able to adequately demonstrate their usefulness, please revise to address the following:
i. The manner in which management uses the non-GAAP measure to conduct or evaluate business;
ii. The economic substance behind management`s decision to use this measure;
iii. The material limitations associated with the use of this measure as compared to the use of the most directly comparable GAAP measure;
iv. The manner in which management compensates for these limitations when using this non-GAAP measure; and
v. The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

d) Please tell us how you considered the guidance of Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website in relation to your presentation of basic and diluted pro forma net earnings per share on page 27. It is unclear why you believe that the costs being excluded do not accrue to shareholders. If you are unable to support your basis for this non-GAAP earnings per share measure, please revise to eliminate it from your filing.


Financial Statements

Note 1: Summary of Significant Accounting Policies

General
2. Please revise to include a footnote regarding your accounting policy for the conversion and merger costs. Please disclose the nature of these costs, and tell us how you have considered the guidance in EITF 95-3.
3. We note that your subsidiaries, Alliance Capital Trust I and Alliance Capital Trust II, were created for the issuance of the trust preferred securities. Please revise to disclose, if true, that the subsidiaries are 100% owned by the parent company and that the parent company has fully and unconditionally guaranteed the securities. Please refer to Item 3.10(b)(4) of Regulation S-X.

Investment Securities, page 54
4. We note that you have investments in limited partnerships which are being accounted for at the lower of cost or net realizable value, and that income from the partnerships is being accounted for on the cash basis of accounting. Please tell us the GAAP literature upon which you based this accounting treatment. Please provide us with information regarding the nature of the partnerships and your respective ownership percentages in each.
5. In regards to the investment partnerships, you state in Note 15 that you have a commitment to make an additional investment. Please revise to more clearly disclose the nature and terms of such commitments.

Loans Held for Sale, page 54
6. We note that you have recorded the proceeds from loan sales as investing cash flows. From the historical results, it appears that you regularly engage in the activity of selling loans to third parties. Given your historical activity, please tell us how you have considered the guidance in paragraph 8 of SFAS 102 in your treatment of these cash flows.
7. Please revise to disclose the factors management uses to determine whether to classify loans as Loans held for sale or Loans not held for sale. Revise to clearly disclose the criteria for classifying loan as not held for sale. Refer to paragraph 8 of SOP 01-6.

Note 5: Investment Securities, page 60
8. Please revise to separately disclose securities issued by government sponsored entities since those securities are not backed by the full faith and credit of the United States Government. Accordingly, they should not be reported in the same line of your table as securities issued by US government or its agencies.

Note 8: Goodwill and Intangible Assets, page 64
9. Please tell us the nature of the "other" identifiable intangible costs, and tell us how you determined the useful life over which the intangible is being amortized.

Note 11: Borrowings, page 65
10. Please revise to disclose the accounting treatment applied to the fair value debt adjustment. Tell us the specific guidance you relied upon as your basis for that accounting treatment.

Note 18: Earnings per Share, page 78
11. In this footnote and in your Schedule of Financial Data, please revise to present earnings per share for the twelve month period ended December 31, 2004. Please make this change throughout your filing where the earnings per share measure is presented. Refer to
SFAS 128.
12. In this footnote and in your Schedule of Financial Data, please revise to provide pro forma financial statements to reflect earnings per share for all periods presented under the assumption that the shares issued in April 2004, as part of your conversion, were outstanding as of January 1 of each year presented. Provide a footnote to clearly disclose how these amounts were computed.

Note 20: Selected Quarterly Consolidated Information, page 80
13. Please amend your filing to present earnings per share for the periods presented which had shares outstanding. Please refer to Item
3.02(a) of Regulation S-K.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Margaret Fitzgerald, Staff Accountant, at
(202)
551-3356 or me at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Kevin W. Vaughn
      Accounting Branch Chief


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Peyton R. Patterson
NewAlliance Bancshares, Inc.
March 24, 2006
Page 1